Thrivent Investment Management Inc.

Statement of Financial Condition

For the year ended December 31, 2017
With Report of Independent Registered Public Accounting Firm



625 Fourth Ave. S., Minneapolis, MN 55415-1665
Thrivent.com · 800-847-4836

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36525

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___

                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Thrivent Investment Management Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Fourth Avenue South

(No. and Street)

Minneapolis	**MN**	**55415-1624**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kurt S. Tureson   612-844-8233

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, middle name)

45 South Seventh Street, Suite 3400	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, <u>Kurt S. Tureson</u> , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
<u>Thrivent Investment Management Inc.</u> , as
of <u>December 31</u> , 20 <u>17</u> , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



_____
Signature

Kurt S. Tureson, FINOP & CFO
_____
Title



_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID L SCHWARZ
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/20

Thrivent Investment Management Inc.
Statement of Financial Condition
For the year ended December 31, 2017

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
Thrivent Investment Management Inc.:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Thrivent Investment Management Inc. as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2018

We have served as the Company's auditor since 2014.

Thrivent Investment Management Inc.
Statement of Financial Condition
December 31, 2017
(dollars in thousands, except share information)

Assets

Cash and cash equivalents	$	47,800
Cash segregated under federal and other regulations		4,475
Receivable from clearing firm		619
Receivable from related parties		5,692
Receivable from other entities		2,485
Deferred tax assets		2,493
Prepaid expenses		337
Other assets		125
Total assets	$	64,026

Liabilities and shareholder's equity

Payable to related parties	$	5,850
Commissions and bonuses payable		3,695
Accrued pension cost		4,242
Other accrued expenses		1,178
Income tax payable		829
Total liabilities		15,794

Commitments and Contingencies (see note 5)

Shareholder equity

Common stock, par value $0.01 per share, 1,000 shares authorized, 98 shares issued and outstanding		-
Additional paid-in capital		23,785
Retained earnings		25,456
Accumulated other comprehensive loss		(1,009)
Total shareholder equity		48,232
Total liabilities and shareholder equity	$	64,026

Thrivent Investment Management Inc.
Notes to Statement of Financial Condition
For the Year Ended December 31, 2017
(dollars in thousands)

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Thrivent Investment Management Inc. (the "Company") is a registered introducing broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and registered investment adviser under the Investment Advisers Act of 1940. The Company is also member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Thrivent Financial Holdings Inc. ("Holdings"). Holdings is a wholly-owned subsidiary of Thrivent Financial for Lutherans ("Thrivent Financial"), a fraternal benefit society and registered investment adviser. The Company is required to comply with all applicable rules and regulations of the SEC, FINRA and SIPC.

The Company offers and sells shares primarily of Thrivent Mutual Funds ("Funds"). The Company also serves as principal underwriter and distributor of variable life and annuity contracts on behalf of Thrivent Financial and Thrivent Life Insurance Company ("TLIC"). The Company also distributes non-proprietary variable products on behalf of Thrivent Insurance Agency, Inc. ("TIA").

The Company offers asset management, investment advisory and brokerage services through an array of brokerage and managed account products.

The Company clears transactions under a fully disclosed agreement with an unaffiliated third party clearing broker dealer, National Financial Services, Inc. ("NFS").

Sales and distributions of Funds and other products generally occur through field representatives ("FRs"). FRs can be either non-employee independent contractors operating in a nationwide franchise system or they may choose to be employees of the Company. FRs may also provide various fee-based services to customers. Due to differing levels of support provided by the Company to FRs operating in various platforms, FRs are compensated at different amounts or rates depending on the various product and service offerings.

Significant Accounting Policies
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These estimates reflect the best judgment of management and actual results could differ significantly from those estimates.

The significant accounting practices used in preparation of the financial statements are summarized as follows:

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and investments in money market mutual funds, of which $3,983 are invested in the Thrivent Money Market Fund as of December 31, 2017. The carrying amounts of all cash and cash equivalents approximate their fair value.

Thrivent Investment Management Inc.
Notes to Statement of Financial Condition
(dollars in thousands)

Note 1. Nature of Operations and Significant Accounting Policies (cont.)

Cash Segregated under federal and other regulations

At December 31, 2017, $4,475 has been segregated in a special bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

Receivables

Receivable from clearing firm consist of funds receivable from an unaffiliated broker-dealer. Receivable from related parties consists primarily of fees earned from 12b-1 distributions, revenue sharing and concessions earned from the sales variable products on behalf of affiliated Thrivent entities. Receivables from other entities consists primarily of monies owed to the Company from field representatives for licensing and registration costs, service fees earned but not collected from the Funds' transfer agent, and various fees due from the sale of non-proprietary products. All receivables are recorded at their net realizable value as of December 31, 2017.

Note 2. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

Deferred tax assets:		
Retirement and pension	$	692
Non-qualified deferred compensation		1,321
Unrealized actuarial adjustment (AOCI)		453
Other		27
Deferred tax assets	$	2,493

At December 31, 2017 the Company had no federal or state net operating loss carryforwards.

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

There are no unrecognized or uncertain tax positions at December 31, 2017. The IRS has completed an examination of tax years 2011, 2012 and 2013. Tax years 2014 through 2017 are open under the statute of limitations and remain subject to examination by the IRS.

Note 3. Related Party Transactions

As discussed in Note 1, the Company offers and sells Fund shares through a sales agreement with TDL and serves as the principal underwriter and distributor for other Thrivent affiliated entities.

In accordance with each applicable sale, distribution and underwriting agreements, the Company shall incur and be responsible for certain costs (direct and indirect commissions) paid to FRs related efforts performed under agreements. The agreements also provide Thrivent Financial (the "Parent") shall pay as a convenience, these costs to FRs on behalf for the Company and that the Company shall reimburse the Parent. In addition, the Company is compensated for ongoing access to FRs by affiliated entities.

Thrivent Investment Management Inc.
Notes to Statement of Financial Condition
(dollars in thousands)

Note 3. Related Party Transactions (cont.)

In accordance with its intercompany services agreement, the Company reimbursed Thrivent Financial for various services and costs paid by Thrivent Financial on behalf of the Company. These reimbursements were for compensation; promotional and marketing materials; general and administrative expenses such as accounting, marketing, legal, compliance, and technology. The Company also reimburses Thrivent Financial for field commissions, benefits, distribution costs, and incentives on behalf of the Company. Some of the reimbursements for costs such as benefits, incentives, compliance and field management are based on allocation amounts agreed upon in the intercompany services agreement between Thrivent Financial and the Company. The Company performed an analysis of the costs allocated to the Company by Thrivent Financial to ensure they are reasonable and rational in accordance with certain regulatory requirements.

Note 4. Benefit Plans

Employees of the Company are covered by non-contributory defined-benefit pension plans and a contributory savings plan sponsored by Thrivent Financial. In addition, Thrivent Financial also sponsors a health and life insurance postretirement benefit plan in which employees of the Company participate.

The Company also has a non-qualified, non-contributory defined benefit retirement plan (the Plan) to provide certain employees with benefits in addition to those provided by the non-contributory defined benefit plans sponsored by Thrivent Financial. The Company uses a measurement date of December 31 in its benefit plan disclosures.

The results for the December 31, 2017 valuation of pension benefits under the Plan are as follows:

Accumulated Benefit Obligation as of 12/31/2017	$ 4,242
Change in Projected Benefit Obligation During 2017:	
Projected Benefit Obligation, 12/31/2016	$ 3,955
Interest Cost	166
Actuarial Loss	292
Benefit Payments	(171)
Projected Benefit Obligation, 12/31/2017	$ 4,242
Change in plan assets in 2017:	
Plan Assets, 12/31/2016	$ -
Company Contributions	171
Benefit Payments	(171)
Plan Assets, 12/31/2017	$ -
Funded Status	$ (4,242)
Amount of Net Loss Recognized in Accumulated Other Comprehensive Loss	$ 1,681
Components of Net Periodic Benefit Cost for 2017:	
Interest Cost	$ 166
Amortization of Unrecognized Net Loss	42
Net Periodic Benefit Cost	$ 208

Thrivent Investment Management Inc.
Notes to Statement of Financial Condition
(dollars in thousands)

Note 4. Benefit Plans (cont.)

Changes in Benefit Obligation Recognized in Other Comprehensive Loss:

Net loss	$ 293
Amortization of net loss	(42)
Total Recognized in Other Comprehensive Loss	$ 251

Amortizations From Other Comprehensive Loss into Net Periodic Benefit Cost During 2017 — $ 151

Accrued Pension Cost

Current Liability – 2018 Projected Benefit Payments	$ 176
Non-Current Liability	4,066
Accrued Pension Cost, 12/31/2017	$ 4,242

The Company used a weighted average discount rate of 3.70% as of December 31, 2017, to determine the pension benefit cost/obligation. Projected benefit payments for the next ten years as follows:

2018	$ 176
2019	$ 175
2020	$ 223
2021	$ 228
2022	$ 227
2023 - 2027	$ 1,276

In 2018, the Company expects to contribute $176 to the Plan to fund projected benefit payments.

Note 5. Clearing Agreement

The Company is an introducing broker and clears certain securities transactions with and for customers on a fully disclosed basis through its clearing broker dealer. In addition, the Company transmits all customer funds and securities to the clearing broker dealer. In connection with these arrangements, the Company has agreed to indemnify the clearing broker dealer for losses incurred in connection with transactions introduced by the Company. The Company reserves for these potential losses. At December 31, 2017, no reserve was reflected in the accrued expenses line in the statement of financial condition.

Note 6. Commitments and Contingencies

In the normal course of business, the Company may indemnify and guarantee certain service providers against potential losses in connection with their acting as service providers to the Company. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated, however, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statements for any indemnifications.

The Company is involved in the normal course of business in legal, regulatory and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. The Company can also be subject to litigation arising out of its general business activities, such as its

Thrivent Investment Management Inc.
Notes to Statement of Financial Condition
(dollars in thousands)

Note 6. Commitments and Contingencies (cont.)

investments, contracts, leases and employment relationships. Uncertain economic conditions, heightened and sustained volatility in the financial markets and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by the SEC, FINRA, state insurance and securities regulators, state attorneys general and various other governmental and quasi-governmental authorities on behalf of themselves or clients concerning the Company's business activities and practices, and the practices of the Company's field representatives. The Company has pending matters which include information requests, exams or inquiries that the Company received during recent periods regarding certain matters, including: sales and distribution of mutual funds, annuities, and insurance products. The number of reviews and investigations has increased in recent years with regard to many firms in the financial services industry, including the Company. The Company has cooperated and will continue to cooperate with the applicable regulators regarding their inquiries.

These legal and regulatory proceedings and disputes are subject to uncertainties and, as such, it is inherently difficult to determine whether any loss is probable or even possible, or to reasonably estimate the amount of any loss. The Company cannot predict with certainty if, how or when such proceedings will be initiated or resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings that are in their early stages of development or where plaintiffs seek indeterminate damages. Some issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters and by addressing unsettled legal questions relevant to the proceedings in question, before a loss or range of loss can be reasonably estimated for any proceeding. An adverse outcome could have a material adverse effect on the Company's financial condition or results of operations.

In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. In such cases, there still may be an exposure to loss in excess of any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each reporting period.

Note 7. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital. The Company has elected to use the alternative standard permitted by Rule 15c3-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2017, the Company had net capital of $39,466 which was $39,216 in excess of its minimum net capital required of $250.

Thrivent Investment Management Inc.
Notes to Statement of Financial Condition
(dollars in thousands)

Note 7. Regulatory Requirements (cont.)

The Company is also subject to the SEC Customer Protection Rule (Rule 15c3-3) that requires the company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. As of December 31, 2017, the Company has no debit items as defined by the Rule and credit balances of $248 representing covered customer funds in accordance with the Rule. The amount held in segregated cash as required under the Rule was $4,475 as of December 31, 2017. The reserve requirement is computed on a weekly basis.

Note 8. Fair Value of Financial Instruments

In estimating the fair values for financial instruments carried at fair value, the amount of observable and unobservable inputs used to determine fair value are taken into consideration. Each of the Company's financial instruments has been classified into one of three categories based on that evaluation:

Level 1: Fair value based on quoted prices for identical assets in active markets that are accessible.
Level 2: Fair value based on quoted prices for similar instruments in active markets that are accessible; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations where the significant value driver inputs are observable.
Level 3: Fair value based on significant value driver inputs that are not observable.

Cash Equivalents
The fair value for cash equivalents carried is based on the quoted daily net asset value of the invested funds.

The carrying value and estimated fair value of the Company's financial instruments carried at fair value as of December 31 were as follows:

	Level 1	Level 2	Level 3	Total
Fair Value at December 31, 2017:				
Money market funds	$ 47,719	$ -	$ -	$ 47,719
Total	$ 47,719	$ -	$ -	$ 47,719

The Company had no transfers between fair value levels during 2017, nor did it hold any Level 3 financial instruments during 2017.

Note 9. Subsequent Events

Subsequent Events

The Company evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure through February 22, 2018, the date the financial statements were available to be issued. No events or transactions were identified that affect the Company's December 31, 2017, financial statements or that require further disclosure.